LAW OFFICES
                                       of
                                   DAN BRECHER

                           99 Park Avenue, 16th Floor
                            New York, New York 10016
                                 (212) 286-0747
                               Fax: (212) 808-4155
                       e-mail: brecherlaw @ compuserve.com


                                  March 9, 2006


VIA EDGAR AND OVERNIGHT MAIL
----------------------------
Attn.:  Carmen Moncada-Terry
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  CompuPrint, Inc.
          Registration Statement on Form SB-2
          Filed August 24, 2005 and amended December 22, 2005 File No.
          333-127815

          Form 10-KSB for the year ended December 31, 2004 Filed April 15, 2005 File No. 333-90272

          Form 8-K
          Filed May 25, 2005
          File No. 333-90272

Dear Sirs and Madams:

     On behalf of CompuPrint, Inc. (the "Company"), this letter responds to the comments of the Staff of the Commission contained in the Staff's letter dated January 19, 2006. In connection with this letter, the Company is filing Amendment No. 2 to the Company's registration statement on Form SB-2 ("Form SB-2"). The numbered paragraphs of this letter correspond to the numbers assigned to the comments in the Staff's January 19, 2006 letter.

     Three courtesy copies of clean and marked versions of Form SB-2 (excluding exhibits) are being furnished by overnight mail to the attention of Carmen Moncada-Terry.

Securities and Exchange Commission
March 9, 2006
Page 2 of 4


Management's Discussion and Analysis or Plan of Operations, page 11
-------------------------------------------------------------------

Liquidity and Capital Resources, page 14
----------------------------------------

Future Needs, page 15
---------------------

1. The discussion under the heading "Future Needs" has been expanded to describe how the Company has funded the payment to the Institute in fiscal year 2005 and how the Company intends to fund such payment obligation in the future in the event that the Company does not have sufficient working capital.


Terra Insight Corporation and Subsidiary, Financial Statements, page F-1
------------------------------------------------------------------------

Note 2. Summary of Significant Accounting Policies, page F2-7
-------------------------------------------------------------

Significant Customers, page F-7
-------------------------------

1. We apologize for the lack of clarity on this point. As previously noted, the accounts receivable at April 30, 2005 and the revenue generated for the period ended were from two different customers. Revenue is earned only when a survey is complete and delivered to the customer. The accounts receivable at April 30, 2005 was generated upon the invoicing of a customer in accordance with a services agreement, for services that were in process. Accordingly, an account receivable was established with a credit to deferred revenue.


CompuPrint, Inc. and Subsidiaries, Unaudited Financial Statements, page F2-1
----------------------------------------------------------------------------

Note 1.  Organization and Basis of Presentation, page F2-7
----------------------------------------------------------

2. Note 1 of the interim financial statements has been revised to remove the reference that such financial statements should be read in connection with the audited financial statements and notes thereto included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2004.

Securities and Exchange Commission
March 9, 2006
Page 3 of 4


Note 3. Common Stock, page F2-8
-------------------------------

3. The consolidated financial statements retroactive effect of the forward split. For clarification, Note 3 has been revised to include the following statement:

     The retroactive effect of the split of 1 share of the common stock for
     4.36212 shares of common stock would have resulted in 16,978,580 shares being outstanding on December 31, 2005. On May 19, 2005, CompuPrint cancelled 13,086,360 of the post split shares it received from the former major shareholder of CompuPrint in return for the transfer to him of the residual assets and liabilities of the former business of CompuPrint pursuant to a Split-Off Agreement with such former shareholder.


Note 5. 6% Convertible Debentures Payable, page F2-9
----------------------------------------------------

4. On June 30, 2005, the Company entered into a Securities Purchase Agreement with Enficon Establishment, a Liechtenstein company, for the sale of up to a principal amount of $5 million in 6% convertible debentures due December 31, 2007. The Company, in connection with the September 8, 2005 issuance of convertible debentures, used the market value of the common stock as of the "commitment date" ($1.25 per share) in determining the beneficial conversion feature. The Company believes that under applicable accounting principles the applicable commitment date was June 30, 2005, based upon the date of execution of the Securities Purchase Agreement.

     The Company does not dispute the Staff's conclusion that the market price on September 8, 2005 was $2.00 per share.

     The Company is providing to the Staff the Daily Trade and Quote Summary Report, for the months of June 2005 through September 2005, obtained from the OTC Bulletin Board.

Securities and Exchange Commission
March 9, 2006
Page 4 of 4


     If you require additional documents or information, or have any questions, please let me know.

                                       Very truly yours,


                                       /s/ Dan Brecher
                                       Dan Brecher
DB:saf
Enclosures